SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2812	RFENYES@STBLAW.COM

June 1, 2016

Re:	TransUnion

                             Registration Statement on Form S-3

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549

Ladies and Gentlemen:

On behalf of TransUnion, a Delaware corporation (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-3 relating to the sale by certain of the Company’s stockholders of up to 18,000,000 shares of the common stock of the Company (the “Registration Statement”).

The Company has a filing fee credit of $354,046.03 deposited to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri, $57,898.11 of which will be applied as the filing fee for the Registration Statement.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this filing. Please send any correspondence to Mick Forde, Senior Vice President—Legal & Regulatory and Corporate Secretary of TransUnion (mforde@transunion.com) and me (rfenyes@stblaw.com).

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes